Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

February 23, 2024

Filed via EDGAR
Mr. Alberto Zapata
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Voyageur Tax Free Funds (File No. 333-276573)

Dear Mr. Zapata and Mr. Manion:
On behalf of Voyageur Tax Free Funds (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Proxy Statement/Prospectus Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of the proposed reorganization of Delaware Tax-Free Minnesota Intermediate Fund, a series of Voyageur Intermediate Tax Free Funds, into Delaware Tax-Free Minnesota Fund, a series of the Registrant.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: Please confirm the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.

Response: The Registrant confirms that the fee and expense tables included in the Proxy Statement/Prospectus reflect the most recent fee and expense information for the Funds.

2.
Comment: The Acquired Fund and Acquiring Fund have different Class A sales charges. Please disclose in the lead-in to the fee table information that the combined Acquiring Fund will have an upfront sales charge for Class A that is different from that of the Acquired Fund.

Response: The requested changes will be made.

3.
Comment: Please confirm that there is no portfolio repositioning is anticipated as part of the reorganization outside of each Fund’s normal investment activities. If repositioning is anticipated, please disclose in the Proxy Statement/Prospectus the estimated level of repositioning and the anticipated tax impact of such repositioning on Fund shareholders (e.g., anticipated realized gains/losses, potential distributions, and whether the Fund can utilize any capital loss carryforwards to offset gains).

Response: Repositioning is not anticipated in connection with the Reorganization.

4.	Comment: Please add the estimated costs of the reorganization to the relevant footnote to the capitalization tables.

Response: The requested changes will be made.

5.
Comment: In the section “More Information About the Funds — Additional Information,” please ensure that the most recent registration statement and/or shareholder report for each Fund is included (with corresponding hyperlink), as applicable.

Response: The requested changes will be made.

6.	Comment: In the Statement of Additional Information, please review that the filing dates and accession numbers provided for the documents incorporated by reference are correct.

Response: The Registrant will review and make any necessary changes.

Legal Comments

7.
Comment: The Proxy Statement/Prospectus describes that the shareholder meeting will be held via live webcast. Please explain supplementally which state law or bylaw provision provides for shareholder meetings to be held via live webcast.

Response: The Registrant is organized as a Delaware statutory trust. Although the Registrant’s Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting. Section 3806(f) of the DSTA provides that: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.”

8.	Comment: In the section comparing the Funds’ fundamental investment restrictions, consider mapping the Acquired Fund’s restriction to the corresponding restriction of the Acquiring Fund.

Response: The Registrant notes that the Funds have identical fundamental investment restrictions; accordingly, no revisions to map corresponding restrictions are needed.

9.
Comment: Following the table under “What is the historical portfolio turnover of each of the Funds?”, it states that higher portfolio turnover due to sale of portfolio securities in connection with the repositioning of Acquired Fund assets should be expected for the Reorganization. Please include more specific disclosure around the anticipated impact on shareholders of such repositioning.

Response: As noted in response to Comment 3 above, repositioning is not anticipated in connection with the Reorganization.

10.	Comment: In the section “Who manages the Funds?”, please provide the Manager’s assets under management as of a more recent date.

Response: The requested changes will be made.

11.	Comment: Consider moving the section “Reasons for the Reorganization” up in the Proxy Statement/Prospectus so shareholders can obtain this information earlier.

Response: The requested changes will be made.

12.
Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered potential increased distribution attention due to the reduced number of substantially similar Funds (within the Delaware Funds by Macquarie complex) and increased Fund sizes. Please revise this to be in plain English.

Response: The requested changes will be made.

13.	Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered potential other benefits as described by DMC. Please describe what such other benefits are.

Response: The requested changes will be made.

14.	Comment: On the signature page, please clarify who is signing the registration statement as principal accounting officer or comptroller.

Response: The requested changes will be made.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody

3